October 7, 2014

Mr. John Nolan

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington D.C. 20549

Re:	Pacific Continental Corporation
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed March 14, 2014
Form 10-Q for Quarterly Periods Ended March 31, 2014 and June 30, 2014
Filed on May 9, 2014 and August 8, 2014
File No. 000-30106

Dear Mr. Nolan:

The following response has been prepared by Pacific Continental Corporation (“the Company”) to your September 29, 2014 comment letter regarding the Forms 10-K and Forms 10-Q filed by the Company for the fiscal year ended December 31, 2013 and quarterly periods ended March 31, 2014 and June 30, 2014. For convenience and ease of review, we have reprinted below the text of the comment in your correspondence, followed by the Company’s response:

Form 10-K for the Fiscal Year Ended December 31, 2013

Financial Statements

Note 4 – Dental Loan Portfolio, page 82

1.	We note your significant concentration of loans to dental professionals. We further note that dental loans made up greater than 10% of your assets as of December 31, 2013 and December 31, 2012. Please tell us why the dental lending business is not reported as a separate operating segment, in accordance with ASC 280-10-50.

Response:

The Company does not believe its lending in the dental industry constitutes a segment under ASC 280-10-50 due to the following factors:

a)	Dental lending does not have a segment manager who is directly accountable to and maintains regular contact with the chief operating decision-maker as prescribed in

ASC 280-10-50-5. The Company’s dental lending is managed by three Market Presidents in Seattle, WA, Portland, OR, and Eugene, OR, a Senior Healthcare Lender who is responsible for national dental lending activities, and the Chief Credit Officer who is responsible for underwriting, approval, and servicing of dental loans. The Market Presidents and the Senior Healthcare Lender are responsible not only for dental loans, but all commercial lending activity within their respective geographic markets, and are individually responsible for forecasting, budgeting and financial results of their respective markets for all loans, which includes loans to dental professionals. Dental loans are no different than any other real estate, commercial or commercial and industrial loan, other than the underlying borrower and source of repayment is tied to a dental practice. The Chief Credit Officer, while responsible for dental lending underwriting and servicing, is also responsible for centralized underwriting and servicing of all loans made by the Company and does not differentiate dental lending within the performance of his duties.

b)	The Company’s general ledger system does not have cost centers where expenses of dental lending, nor any other lending activity are separately captured.

c)	Dental lending is conducted in the normal course of the Company’s lending activities and as such lenders making dental loans also make commercial real estate loans, construction loans and other commercial and industrial loans to other industry segments located within their geographic markets.

d)	Management reports financial results to the Board of Directors and executive management on a consolidated basis and does not report profitability or financial reports on dental lending or any other subset of lending, as dental lending is considered part of our normal commercial lending activities. However, because the dental loan portfolio does represent a concentration risk in our lending activities, credit quality statistics (i.e. charge-offs, past due loan statistics, risk rating migration) are provided regularly to the Company’s Asset & Liability Committee.

e)	The separate disclosure of loans to dental professionals in our financial statements was implemented in our Form 10-Q for the quarterly period ended March 31, 2012, following new disclosure guidance issued by the Financial Accounting Standards Board’s Accounting Standards Update (ASU) No. 2010-20 on lending activities, specifically disclosure guidance related to credit quality characteristics of the loan portfolio. In our regular quarterly conference calls with investors and analysts and in our investor relations conferences, the Company received numerous questions regarding the credit quality of the dental loan portfolio. In our effort to provide transparent reporting, the Company added Note 4 to the financial statements of its Form 10-K and quarterly Forms 10-Q to provide current and potential investors credit quality information regarding the dental loan portfolio. The information in Note 4 is similar to information provided on a more frequent basis to the Company’s Asset & Liability Committee.

Item 13: Certain Relationships and Related Transactions

2.	In future filings, revise the disclosure to state, if true, that all loans were made in the ordinary course of business and on substantially the same terms, including interest rate and collateral, as those prevailing at the time for comparable loans with persons not related to the lender. For the updated disclosure requirements, refer to Instruction 4(c) to item 404(a) of Regulation S-K.

Response:

In future filings beginning with the Form 10-Q for the quarterly period ended September 30, 2014, we will include the language as specified in Instruction 4(c), item 404(a) of Regulation S-K.

In addition, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of all the disclosures in its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust the above is fully responsive to your comments. Further, we have reviewed the responses with our independent registered public accounting firm, Moss Adams LLP. However, if you have any further questions or concerns, please do not hesitate to contact the undersigned at (541) 984-2337.

Very truly yours,

Pacific Continental Corporation

/s/ Michael Reynolds

Michael Reynolds
Executive Vice President and Chief Financial Officer